UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 31, 2024

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546963
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Real Estate-Related Loan to National Lending, LLC

Previously, on January 2, 2024, we entered into a promissory note with an affiliate entity, National Lending, LLC (“National Lending”), pursuant to which we loaned National Lending a principal amount of $35,000,000 at an interest rate equal to six and a quarter percent (6.25%) per annum (the “January 2024 Note”). The January 2024 Note was due and payable on December 31, 2024. On December 31, 2024, we paid off the January 2024 Note in full.

On December 31, 2024, we entered into a promissory note with National Lending, pursuant to which we loaned National Lending a principal amount of $9,500,000 at an interest rate equal to five and a half percent (5.5%) per annum (the “December 2024 Note”). The December 2024 Note is due and payable on December 31, 2025. The December 2024 Note is secured by underlying mortgages and is not subject to any prepayment penalties. The December 2024 Note was reviewed and approved by both National Lending’s independent manager, as well as our independent representative.

On January 2, 2025, we entered into a promissory note with National Lending, pursuant to which we loaned National Lending a principal amount of $5,000,000 at an interest rate equal to five and three quarters percent (5.75%) per annum (the “January 2025 Note”). The January 2025 Note is due and payable on December 31, 2025. The January 2025 Note is unsecured and is not subject to any prepayment penalties. The January 2025 Note was reviewed and approved by both National Lending’s independent manager, as well as our independent representative.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Signatory

Date: January 6, 2025